Itaú

02 MAR -1 AM 8:49

Banco Itaú S.A.

São Paulo, February 22, 2002.
SUAC-1329/2002.

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

02015565

SUPPL

Ref. Banco Itaú S.A.
Extraordinary Shareholders Meeting on 2.22.2002
Exemption Number: 82-5142

PROCESSED
MAY 2 9 2002
THOMSON FINANCIAL

Gentleman/Madam:

1. For your information, we hereby give you advance notice of the decisions taken at the Extraordinary Shareholders Meeting held today:

a) To cancel 70,588,890 ordinary dematerialized common shares issued by ourselves and currently held as Treasury stock, with no reduction in total capital stock;

b) To convert Itaú Seguros S.A. into a wholly-owned subsidiary, through the incorporation of all its shares, pursuant to art. 252 of Law 6404/76;

c) To increase the subscribed capital stock from R$ 3,650,120,940.48 to R$3,707,170,536.00, through the issue of 321,620,344 new dematerialized shares, which will be delivered to the minority shareholders of Itaú Seguros S.A. in substitution of and proportional to their shareholdings; these shares will be able to be traded as soon as the respective process has

R Boa Vista 176
Cep 01014-919 São Paulo SP
Tel (0XX11) 3274 8000 Fax (0XX11) 3277 1044
www.itau.com.br

been approved by the Banco Central do Brasil and the Superintendência de Seguros Privados;

d) To alter art. 3°, leading sentence, of the articles of association, to reflect the above items.

2. The minutes of the above Meeting will be sent to you in due course.

Sincerely,

BANCO ITAÚ S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Director
ROBERTO EGYDIO SETUBAL
Diretor Presidente

Encl.
Cc: Ms. Glorinete Laurentino
Relationship Manager
The Bank of New York
101 Barclay Street, New York, N.Y. 10286

R Boa Vista 176
Cep 01014-919 São Paulo SP
Tel (0XX11) 3274 8000 Fax (0XX11) 3277 1044
www.itau.com.br

Banco Itaú S.A.

São Paulo, February 22, 2002.
SUAC-1330/2002.

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref. Banco Itaú S.A.
Exemption Number: 82-5142

Gentleman/Madam:

We are enclosing a copy of Banco Itaú's communiqué (ANNOUNCEMENT TO THE MARKET). We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

BANCO ITAÚ S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Director

Encl.
Cc: Ms. Glorinete Laurentino
Relationship Manager
The Bank of New York
101 Barclay Street, New York, N.Y. 10286

R Boa Vista 176
Cep 01014-919 São Paulo SP
Tel (0XX11) 3274 8000 Fax (0XX11) 3277 1044
www.itau.com.br

ANNOUNCEMENT TO THE MARKET

The Board of Governors of the Federal Reserve System of the USA has granted Banco Itaú (ITAÚ) Financial Holding Company status.

This status was awarded after in-depth analysis of important criteria, as required by US banking legislation, among which were ITAÚ's high level of capitalization and the superior quality of management. With this authorization, ITAÚ, can, whenever it wishes, directly or through subsidiaries, undertake banking activities in the United States of America territory, under the same conditions as local banks, such as: issuing securities, insurance, secondary market activities, as well as other essentially or secondarily financial activities, aimed at the United States of America investors.

ITAÚ is thus now qualified to explore a new range of opportunities in the United States of America market, among which finally establishing its Broker-Dealer in New York, as a member of the National Association of Security Dealers.

The Financial Holding Company classification received by ITAÚ will help improve the perception that the United States of America investors have of the securities that ITAÚ issues abroad, which could lead to a lower cost of funds.

ITAÚ's management does not intend to immediately commence any commercial activity in the United States of America territory and is thus of the opinion that this will not materially affect the bank's investments or consolidated results.

São Paulo-SP, February 21 2002.

BANCO ITAÚ S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Director

02 MAR -1 AM 8:49

Banco Itaú S.A.

São Paulo, February 25, 2002.
SUAC-1347/2002.

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref. Banco Itaú S.A.
Exemption Number: 82-5142

Gentleman/Madam:

We are enclosing a copy of Itaú's communiqué (EXTRAORDINARY GENERAL MEETING OF FEBRUARY 22, 2002). We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,
BANCO ITAÚ S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Director

Encl.
Cc: Ms. Glorinete Laurentino
Relationship Manager
The Bank of New York
101 Barclay Street, New York, N.Y. 10286

R Boa Vista 176
Cep 01014-919 São Paulo SP
Tel (0XX11) 3274 8000 Fax (0XX11) 3277 1044
www.itau.com.br

EXTRAORDINARY GENERAL MEETING OF FEBRUARY 22 2002

On February 22 2002, at 3.00 p.m. in the auditorium of the company's principal place of business at Rua Boa Vista 176 (15th floor), in the city of São Paulo, the shareholders of **BANCO ITAÚ S.A.** convened for an extraordinary general meeting, as per notices published in the "Gazeta Mercantil", editions of February 7 2002 (page A-5), 8(Page A-7) and 11(page A-5), and the "Diário Oficial do Estado de São Paulo", editions of February 7 2002 (page 43), 8 (page 15) and 9 (page 16), with the following business of the day:

1. cancel the outstanding balance of common dematerialized shares issued by the Bank itself, held as Treasury stock, without any change to the capital stock;
2. convert Itaú Seguros S.A. into a wholly-owned subsidiary, pursuant to art. 252 of Law 6404/76, by the incorporation by Banco Itaú S.A. of all the shares representing its capital stock, attributing, in substitution, to the shareholders of the incorporated entity shares of the incorporating entity, of the same class and proportionate to their holdings on February 22 2002;
3. increase the present value of the subscribed capital stock from R$ 3,650,120,940.48 to R$ 3,707,170,536.00, by issuing 321,620,604 dematerialized shares, without nominal value, being 228,305,604 common shares and 93,314,740 preferred shares, to be conferred upon the shareholders of the incorporated entity, in the terms of the preceding item;
4. alter the articles of association, to register in art.3, leading sentence, the new capital stock and the new quantity of shares that comprise it, in consequence of the preceding items.

It was ascertained, through the signatures in the Minutes Register, that shareholders representing more than two thirds of the voting capital stock were present, as well as the company's Fiscal Councillor and representatives of Boucinhas &

Campos S/C Auditores Independentes (CRC 2SP00528/0-2) and of KPMG Corporate Finance (CORECON RE/3106-2) and the meeting was declared open and the presidency assumed, pursuant to the articles of association, by Dr. Roberto Egydio Setubal, President, who invited shareholder Astério Gomes de Brito to act as secretary.

To commence the agenda, the President asked the Secretary to read the following:

"PROPOSAL OF THE ADMINISTRATIVE COUNCIL"

Shareholders,

The Administrative Council of BANCO ITAÚ S.A. believes it to be opportune to submit for the consideration of the General Meeting:

I - CANCELLATION OF OWN SHARES HELD AS TREASURY STOCK

- without implying any change in the capital stock, to cancel the balance of dematerialized common shares, issued by the Bank, held as treasury stock and purchased prior to the date of the meeting, pursuant to the authorization of the Administrative Council as regulated under Instructions 10/80 and 268/97 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), through the absorption of revenue reserves (Reserve for Reinforcement of Working Capital – income registered from January 1 1999 onwards);

II - ***CONVERSION OF A PUBLICLY LISTED COMPANY INTO A WHOLLY-OWNED SUBSIDIARY***

- to incorporate all of the shares of the capital stock of **ITAÚ SEGUROS S.A.**, *converting it into a wholly-owned subsidiary, pursuant to art. 252 of Law 6404 of December 15 1976, approving, for this purpose:* ***a)*** *"Justification and protocol", transcribed below;* ***b)*** *the appointment of the appraisal company Boucinhas & Campos S/C Auditores Independentes, CRC 2SP005528/0-2, which accepted the task and prepared in advance a valuation appraisal which will serve as a basis for the incorporation;* ***c)*** *this valuation appraisal, the reading of which it is proposed be dispensed with, which is available to shareholders and will be annexed to the minutes of this meeting, of which it will become an integral part:*

'JUSTIFICATION AND PROTOCOL OF THE INCORPORATION OF THE SHARES OF ITAÚ SEGUROS S.A. BY BANCO ITAÚ S.A.'

BANCO ITAÚ S.A., *with its principal place of business in the city of São Paulo (state of São Paulo), located at Rua Boa Vista, 176, enrolled in the CNPJ (Corporate Tax Register) under number 60.701.190/0001-04, and in the Companies Register under NIRE 35300023978, hereafter denominated "ITAUBANCO" and* **ITAÚ SEGUROS S.A.** *with its principal place of business in the city of São Paulo (state of São*

Paulo), located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itauseg, enrolled in the CNPJ under number 61.557.039/0001-07 and in the Companies Register under NIRE 35300027582, hereafter denominated "ITAUSEG", both parties represented by their legal representatives herein undersigned, agree by this instrument to propose to their shareholders the incorporation by "ITAUBANCO" of the totality of the shares of the capital stock of "ITAUSEG", in order to convert it into a wholly-owned subsidiary pursuant to art. 252 of Law 6404/76, in accordance with the following basic points:

1. *the justification of the transaction is to facilitate the operating management of the two companies and to offer minority shareholders in "ITAUSEG" greater liquidity for their assets, with the exchange for shares of "ITAUBANCO";*

2. *the capital stock of "ITAUBANCO" will be increased by R$ 57,049,595.52, equivalent to the appraised value of the shares of "ITAUSEG" to be incorporated, owned by the other shareholders, based on the book value in November 30 2001, and appraised at market value by Boucinhas & Campos S/C Auditores Independentes;*

3. *consequently, "ITAUBANCO" will issue 321,620,344 new dematerialized shares, of which 228,305,604 common shares and 93,314,740 preferred shares, current shareholders, under the terms of art. 252, paragraph 1, of Law 6404/76, not having any preferential subscription rights;*

4. *these new shares of "ITAUBANCO" will be totally subscribed and paid in by the delivery to "ITAUBANCO" of the 1,475,646 dematerialized common shares and the 605,622 dematerialized preferred shares, with no nominal value, currently owned by the other shareholders of "ITAUSEG";*

5. *this way, the minority shareholders of "ITAUSEG" will have their shareholdings proportionately substituted with dematerialized shares of the same class, issued by "ITAUBANCO", in the proportion of 154.71570 new common shares for each 1 (one) common share owned in February 22 2002 and in the proportion of 154.08083 new preferred shares for each 1 (one) preferred share owned on February 22 2002, considering, for this exchange ratio, the average weighted price of the shares of "ITAUBANCO" in trading realized on the São Paulo Stock Exchange for the period from November 1 2001 to February 1 2002, and the book value of the shares of "ITAUSEG" on November 30 2001, valued at market price*

6. *eventual leftovers from fractions from the substitution of these shares will be sold on the Stock Exchange, and net proceeds credited to the "ITAUBANCO" reserve account for future capital increases;*

7. *the new shares will share equally with existing shares in the payment of eventual cash income that "ITAUBANCO" may declare from March 2002 onwards, and relative to fiscal year 2002 onward;*

8. *Art. 3, leading sentence, of the articles of association of "ITAUBANCO" will be altered to register the new capital and the new quantity of shares resulting from the above issue;*

9. the right to reimbursement in the terms of the law will be assured to all shareholders of "ITAUBANCO" and "ITAUSEG" who disagree with the decisions of the meetings that approved this protocol.

São Paulo-SP, February 5 2002.

BANCO ITAÚ S.A.

(aa) Roberto Egydio Setubal e Henri Penchas – President and Sênior Vice-President, respectively;

ITAÚ SEGUROS S.A.

(aa) Luiz de Campos Salles e Carlos Eduardo de Mori Luporini – President and Executive Director, respectively.

III - INCREASE IN THE CAPITAL STOCK BY THE ISSUE OF NEW SHARES AND ALTERATION OF THE ARTICLES OF ASSOCIATION

- as a consequence of the incorporation of the shares of Itaú Seguros S.A., the paid-in capital stock of R$ 3,650,120,940.48 will be increased to R$ 3,,707,170,536.00 and 321,620,344 new dematerialized shares will be issued, with no nominal value, of which 228.305.604 common shares and 93,314,740 preferred shares, which will be conferred upon the minority shareholders of Itaú Seguros S.A., proportional to their shareholdings on February 22 2002, the present shareholders of this Bank not having any preferential subscription rights, pursuant to art. 252, paragraph 1 of Law6404/76;

IV - ALTERATION TO THE ARTICLES OF ASSOCIATION

- to alter the articles of association, in order to register in art. 3, leading sentence, the new capital stock and the quantity of shares representing it, as a consequence of the preceding decisions.

Finally, it is proposed to publish the minutes of this meeting, omitting the names of the shareholders present, pursuant to art. 130, paragraph 2 of Law 6404/76.

This is the proposal that we submit to the appreciation of the shareholders.

São Paulo-SP, February 5 2002.

(aa) Olavo Egydio Setubal
José Carlos Moraes Abreu
Alfredo Egydio Arruda Villela Filho
Roberto Egydio Setubal
Henri Penchas
Luiz Assumpção Queiroz Guimarães
Luiz de Moraes Barros

Maria de Lourdes Egydio Villela
Persio Arida
Roberto Teixeira da Costa
Sergio Silva de Freitas."

Before submitting the "Proposal of the Administrative Council" to the scrutiny and vote of the shareholders, the President informed that:

a) The Fiscal Council had given a favorable opinion as regards the alteration to the capital stock, pursuant to the terms of art.163, III, of Law 6404/76;

b) At this date there are 70,588,890 common dematerialized shares, issued by the Bank itself, acquired by the Bank pursuant to the authorization of the Administrative council of December 6 2001 and currently being held as Treasury stock;

c) The cancellation of these shares, currently being put before the Meeting, would be performed through the absorption of R$ 12,439,821.36, currently booked in the "Reserve for Reinforcement of Working Capital", a sub-account of income registered from January 1 1999 on;

d) Among those present, pursuant to § 1° of art. 8° of Law 6404/76, were the representatives of the companies which performed the valuation appraisals, on which the incorporation of the shares was based, viz:

   1) Boucinhas & Campos S/C Auditores Independentes, which valued, at market value, the book value of the shares of Itaú Seguros S.A. on November 11 2001;

   2) KPMG Corporate Finance, which valued, at market value, the common and preferred shares of Banco Itaú S.A., based on the weighted average price of trades on the São Paulo stock exchange from November 1 2001 to February 1 2002, in order to determine the substitution ratio for the shares in Itaú Seguros S.A., held by minority shareholders being incorporated;

e) The shareholders of Itaú Seguros S.A., in an extraordinary shareholders meeting held on this date, have approved the incorporation of all their shares by this Bank and authorized their Board to subscribe the capital increase in the incorporating party;

f) As the result of the capital increase and the issue of the shares to be conferred upon the shareholders of Itaú Seguros S.A. and the cancellation of the common dematerialized shares, art.3°, leading sentence, of the articles of association will now read as follows:

"Art. 3° - CAPITAL STOCK AND SHARES – The capital stock is R$ 3,707,170,536.00 (three billion, seven hundred and seven million, one hundred and seventy thousand, five hundred and thirty six reals), represented by 114,265,559,374 (one hundred and fourteen billion, two hundred and sixty five million, five hundred and fifty nine thousand, three hundred and seventy four) dematerialized shares, with no nominal value, being 62.812,727,858 (sixty two billion, eight hundred and twelve million, seven hundred and twenty seven thousand, eight hundred and fifty eight) common shares and 51,452,831,516 (fifty one billion, four hundred and fifty two million, eight hundred and thirty one thousand, five hundred and sixteen) preferred shares, without voting rights, but with priority in receiving non-cumulative dividends, in an amount never inferior to that attributed to the common shares (art.15).".

The "Proposal of the Administrative Council", together with the above information, was submitted to discussion and the vote of the shareholders, and was unanimously approved, including the absorption of reserves for the cancellation of the shares, the appointment of the appraisers and the valuation appraisals drawn up by them, the reading of which was not required since they were already known to those present, and the consequent change to the articles of association. The President reminded those present that, once the decisions of this meeting are ratified by the Banco Central do Brasil and other legal formalities are complied with, the articles of association, duly consolidated, will read as follows:

"BYLAWS

Article 1 - NAME, INCORPORATION, TERM OF EXISTENCE AND HEADQUARTERS - The publicly-held corporation governed by these Bylaws under the name of **Banco Itaú S.A.**, was incorporated on December 28, 1943, for an indefinite term, and it has its headquarters and forum in the City of São Paulo, State of São Paulo.

Article 2 - OBJECT - The Company has as object banking activities in all the authorized modalities, including exchange operations.

Article 3° - CAPITAL STOCK AND SHARES_– The capital stock is R$ 3,707,170,536.00 (three billion, seven hundred and seven million, one hundred and seventy thousand, five hundred and thirty six reals), represented by 114,265,559,374 (one hundred and fourteen billion, two hundred and sixty five million, five hundred and fifty nine thousand, three hundred and seventy four) dematerialized shares, with no nominal value, being 62,812,727,858 (sixty two billion, eight hundred and twelve million, seven hundred and twenty seven, eight hundred and fifty eight) common shares and 51,452,831,516 (fifty one billion, four hundred and fifty two million, eight hundred and thirty one thousand, five hundred and sixteen) preferred shares, without voting rights, but with priority to receive non-cumulative dividends, in an amount never inferior to that attributed to the common shares (art.15).

3.1. Authorized Capital - The Company is authorized to increase the stock capital upon decision of the Management Board, with no need of amendment to the Bylaws, up to a limit of two hundred billion (200,000,000,000) shares, of which one hundred billion (100,000,000,000) common shares, and one hundred billion (100,000,000,000) preferred shares. The issues for sale at the Stock Exchanges, public subscription and exchange of shares, in public offer of control acquisition, may be performed without observing the preference right of the older shareholders (article 172, Law 6404/76).

3.2. Option Of Purchase Of Shares - Within the limits of the authorized capital, and according to the plan approved by the General Meeting, share purchase options may be granted to officials and employees of the company, and of the companies controlled by it.

3.3. Representative Shares With no modification of rights and restrictions inherent to them pursuant to this Article, all shares of the Company will be representative shares, and will remain in deposit accounts with this Bank, in the name of their holders, and no certificates will be issued pursuant to Articles 34 and 35 of Law No 6,404, of December 15, 1976, and the remuneration mentioned in Third Paragraph, Article 35 of the above referred law may be charged from the shareholders.

3.4. Acquisition of its Own Shares - The company may acquire its own shares through authorization by the Management Board in order to cancel them, keep them as treasury shares to be later disposed of, or to use them within the share purchase options plan subject of item 3.2 above.

Article 4 – MANAGEMENT - The Bank will be managed by an Management Board and by a Board of Directors. The Management Board, pursuant to the law and these Bylaws, will have guiding, electing and supervision attributions, which will not include operative or executive functions. These functions will be the exclusive competence of the Board of Directors.

4.1. Qualification in Office - The Members of the Management Board and the Board of Directors will be vested in their offices through the execution of the qualification deeds in the minutes of the Management Board and the Board of Directors, as applicable.

4.2. Compensation of Management

The Management will receive remuneration and share in the corporate profits. In order to pay their remuneration, the General Meeting will determine a global annual amount, which will be adjusted for inflation, and the Management Board will be responsible for regulating the utilization of this amount. It will also be the responsibility of the Management Board to determine the "pro rata" shares due to the Members of the Board, and to the Members of the Board of Directors, which will correspond, in the whole, at most to ten (10) percent of the net income ascertained in balance, provided, however, that it may not exceed the total sum of remuneration given to Members of the Management Board in the period of the balance which consigns said participations.

Article 5 - THE MANAGEMENT BOARD - The Management Board will consist of shareholders elected by the General Meeting and will have one (1) Chairman and one (1) to three (3) Deputy Chairmen chosen by the Members among their peers.

5.1. The Management Board will have at least five, and at most twenty Members. Within these limits, the General Meeting, which elects the Management Board, will previously determine the number of members that will make part of it during each term.

5.2. The Chairman, in case of vacancy, absence, or impediment, will be replaced by one of the Deputy Chairmen, who will be designated by the Management Board.

5.3. If there is any vacancy in the Management Board, the remaining members may appoint a shareholder to complete the term of the replaced member.

5.4. The term in office of the Members of the Management Board will be of one year counted from the date of the Meeting which elects them, provided, however, that they will remain in office until their substitutes are elected and qualified.

5.5. The Management Board, which will be convened by its Chairman, will meet whenever necessary, and will validly make decisions with the attendance of at least the absolute majority of its acting members.

5.6. It is the responsibility of the Management Board:

I. To determine the general direction of the corporate businesses;

II. To appoint and revoke the Directors of the Company, and to determine their attributions, in compliance with the provisions hereof;

III. To supervise the management of the Board of Directors, to examine, at any time, the corporate books and records, to request information on agreements entered, or about to be entered, and any other actions;

IV. To call the General Meeting with a 15 (fifteen) day minimum precedence from the effective date, the number of days being counted since the publication of the first call;

V. To express an opinion on the annual report and the accounts from the Board of Directors;

VI. To appoint and revoke the independent auditors;

VII. To decide on the distribution of mid-period dividends, including with regard to the retained earnings account or profit reserves existing from the last annual or semi-annual balance sheets;

VIII. To decide on the non-permanent repurchase of corporate shares.

IX. To sanction the decisions of the Itaubanco Option Committee (article 6th).

X. To decide about the payment of interests on the own capital.

XI. To homologate the Itaubanco Internal Control Committee's decisions.

Article 6 - ITAUBANCO OPTION COMMITTEE - The grant of share purchase options, as provided for in item 3.2 hereof will be managed by the Itaubanco Option Committee, which will have five members, who will be elected on an annual basis by the Management Board among its members.

6.1. The company will be presided over by the Chairman of the Management Board, and he will be responsible for convening the corresponding meetings.

6.2. The Committee will decide by the vote of the majority of its members, in compliance with the option grant plan approved by the General Meeting, and the decisions will become definitive when sanctioned by the Management Board.

Article 7 - ITAUBANCO INTERNAL CONTROL COMMITTEE - The evaluation of the efficiency and reliability of the Internal Control Systems implemented by the Board of Directors and the appraisal of the conformity of the Bank operations and businesses with the legal provisions, the internal regulations and the policy of the organization will be exercised by the ITAUBANCO Internal Control Committee, which will also be responsible for supervising the Internal Audit services of the Organization.

7.1. The Committee will have three members, one of which will be its chairman, elected on an annual basis by the Management Board among its pairs.

7.2. The Committee will meet upon call by the Chairman and will perform, on a semi-annual basis, the examination of the report prepared by the Internal Audit on the followup of the activities related with the Internal Control System, and will issue its opinion on the conclusions and recommendations made by it.

7.3. After being homologated by the Management Board, the opinions indicated in the above item will be published together with the financial statements of the six-month periods to which they refer.

Article 8 - BOARD OF DIRECTORS - The management and representation of the company will be the responsibility of the Board of Directors, which will be elected by the Management Board within two (2) business days counted from the General Meeting that elects this Board.

8.1. The Board of Directors will have forty (40) to eighty-five (85) members, including the positions of Chairman Director, General Director, Senior Deputy Chairmen, Executive Deputy Chairmen, Executive Directors, Legal Consultant, Senior Managing Directors and Managing Directors, according to what is set forth by the Management Board when filling these positions.

8.2. Within the Board of Directors, the Chairman Director, the General Director, the Senior Deputy Chairmen, the Executive Deputy Chairmen, the Executive Directors and the Legal Consultant will form the Executive Group, which will have from five (05) to twenty-two (22) members, as decided by the Management Board, which will determine the Bank's strategic lines and corporate policies, will approve and implement the Bank's Internal Regulation and the Personnel Regulations.

8.3. In case of absence or impediment of any Director, the Board of Directors will appoint the interim substitute among its members. The General Director will be the substitute for the Chairman Director in his/her absences or impediments.

8.4. If any office is vacant, the Management Board may appoint a Substitute Director to complete the term in office of the replaced member.

8.5. One single Director may be elected or designated, on an effective or interim basis, to perform cumulatively more than one office.

8.6. The Directors will occupy their offices for a term of one (01) year, may be reelected, and will remain in office until their substitutes are appointed and qualified.

8.7. Whoever is already sixty-two (62) years old on the date of the election may not be chosen to be Director.

Article 9 - RESPONSIBILITIES AND AUTHORITY OF THE DIRECTORS - Two Directors, one of which will necessarily be member of the Executive Group, will have authority to represent the Company, binding it or exercising rights in any action, agreement or document which will bind the Bank, including the authority to give guaranty for third party liabilities.

9.1. Two Directors who are members of the Executive Group will have authority to compromise and waive rights, and may further, regardless of any Management Board authorization, encumber and alienate permanent assets and decide on the installation, extension and rehandling of dependencies.

9.2. It is the responsibility of the Chairman Director to preside over the General Meetings, to convene and preside over the meetings of the Executive Group and the Board of Directors, and to supervise the actions of the latter.

9.3. It is the responsibility of the General Director to assist the Chairman Director in the performance of his functions, to structure the Bank services and to set forth the internal and operative norms.

9.4. The Senior Deputy Chairmen and the Executive Deputy Chairmen are responsible for the management of the Bank operations and for representing the Bank with entities and agencies.

9.5. The Executive Directors are responsible for assisting the General Director, the Senior Deputy Chairmen and the Executive Deputy Chairmen in the performance of their functions.

9.6. The Juridical Consultant is responsible for providing juridical assistance to the Board of Directors works.

9.7. The Managing Directors are responsible for the performance of the tasks that are assigned to them by the executive Group in the specific Bank Areas or Departments.

Article 10 - CONSULTANT BOARD - The Bank will have a Consultant Board, which will have from five to twenty members, chosen among the shareholders by the General Meeting on an annual basis, which will be responsible for cooperating with the Board of Directors by providing suggestions to solve problems submitted to it. The members

of the Consultant Board will receive the remuneration assigned to them by the General Meeting.

10.1. If there is any vacancy in the Board, the Meeting will decide on the convenience of having it filled or not. The Member of this Board that is elected on that occasion will complete the term in office of the replaced member.

Article 11 - INTERNATIONAL CONSULTANT COMMITTEE - The International Consultant Committee will meet to give its opinion on subjects submitted to it by the Management Board.

11.1. The meetings will be convened by the Chairman of the Management Board.

11.2. The Committee will be formed by the Chairman of the Management Board, by the Chairman Director and by three (03) to thirteen (13) individuals elected for one year by the Management Board among the members of this entity and the Board of Directors and personalities of renowned competence in the field of international affairs.

11.3. The General Meeting will determine the remuneration amount for this Committee, and the Management Board will decide on the utilization of this amount.

Article 12 - AUDIT COMMITTEE - The Company will have on Audit Committee which will not operate on a permanent basis, with from three to five effective members, and an equal number of substitutes. The election, qualification, and operation of the Audit Committee will comply with the provisions of Articles 161 to 165, Law 6,404, of 1976.

Article 13 - GENERAL MEETING - The works of any General Meeting will be presided over by the Chairman Director, and a shareholder designated by him will act as Secretary.

Article 14 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared, and mid-period balance sheets may be prepared on any date, including for the payment of dividends, in compliance with the legal provisions.

Article 15 - ALLOCATION OF NET INCOME - Together with the Financial Statements the Management Board will submit to the Regular General Meeting a proposal on the allocation of the income of fiscal year, in compliance with the provisions of Articles 186 and 191 to 199, Law 6,404 of 1976, and the following provisions:

15.1. Before any other appropriation, five percent (5%) will be applied to build the Legal Reserve, which will not exceed twenty percent (20%) of Stock Capital;

15.2. The amount intended as dividends to the shareholders will be specified in compliance with Article 16 and the following norms:

a) Each group of one thousand preferred shares will be entitled to a priority minimum annual dividend of R$ 0.55 (fifty five cents of a Real);

b) The amount of obligatory dividend which remains after the dividend referred to in the above linea will be applied first for the payment to the common shares of a dividend equal to the priority dividend paid to preferred shares.

c) The shares of both classes will take part in the profits distributed under equal terms, after the common shares have been assured a dividend equal to the minimum dividend of the preferred ones.

d) Each preferred share will be entitled, in case of a split up, to a fraction of the value mentioned in linea "a", and in case of split down, to said amount multiplied by the number of shares so split down.

15.3. The balance will be appropriated as proposed by the Management Board, including the formation of the reserves provided for in Article 17, "ad referendum" of the General Meeting.

Article 16 - OBLIGATORY DIVIDEND - The shareholders are entitled to receive as obligatory dividend, in each fiscal year, an amount not below twenty-five percent (25%) of ascertained net income of said fiscal year, which will be adjusted by the decrease or increase of the amount specified in Sections I, II and III, Article 202, Law 6,404 of 1976.

16.1. The part of the obligatory dividend which was paid in anticipation through mid-period dividends to the "Dividend Equalization Reserve" account will be credited to the same reserve.

16.2. Upon decision by the Management Board, interests may be paid on the stock capital, and the amount of interests paid or credited may be charged against the amount of the obligatory dividend, based on article 9, paragraph 7, Law 9249, of Dec. 26, 1995.

Article 17 - STATUTORY RESERVES - According to proposal by the Management Board, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Participant Companies.

17.1. The Dividend Equalization Reserve will be limited to 40% of the value of capital stock and its purpose will be the payment of dividends, including interest on own capital (item 16.2), or its anticipations, with the objective of maintaining a remuneration flow to shareholders, being made up with funds from:

a) Equivalent to 50% of the fiscal year's net profit, adjusted according to article 202 of Law n° 6404/76;

b) Equivalent to 100% of the paid-up portion of Revaluation Reserves, recorded as retained earnings;

c) Equivalent to 100% of the amount of previous fiscal year adjustments, recorded as retained earnings;

d) Originated from the credits corresponding to dividend anticipation (16.1).

17.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial means for society operations, being made up of funds equivalent to up to 20% of the fiscal year's net profit, adjusted according to article 202 of Law n° 6.404/76.

17.3. Reserve for Capital Increase in Participant Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the right to first refusal in capital increases of participant companies, being made up of funds equivalent

to up to 50% of the fiscal year's net earnings, adjusted according to article 202 of Law n° 6.404/76.

17.4. Upon proposal by the Management Board, amounts will be regularly capitalized from these reserves so that the reserve balance never exceeds the limit of 95% (ninety five percent) of the stock capital. The balance of these reserves, added to Legal Reserve, may not exceed the stock capital.

17.5. The reserves will separate in different sub-accounts, according to the fiscal years of formation, the profits intended to their buildings, and the Management Board will specify the profits used in the distribution of mid-period dividends, which may be charged to different sub-accounts, according to the nature of the shareholders.

<u>Article 18</u> - <u>BENEFICIARY PARTS</u> - The Bank is prohibited to issue beneficiary parts."

There being no further item on the agenda, the President thanked everyone for their presence at the meeting and declared the meeting closed, and determined that the minutes should be duly transcribed and these, having been read and approved, were signed by all shareholders present. São Paulo, February 22 2002. (aa) Roberto Egydio Setubal – President; Astério Gomes de Brito – Secretary; ...